CONFIDENTIAL
July 25, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Phelps Dodge Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 27, 2006
Supplemental Response filed June 2, 2006, and June 28, 2006
File No. 001-00082
Dear Mr. Schwall:
     This letter is in response to our telephone conversation with Ms. Shannon Buskirk on Monday, July 17, 2006, regarding our disclosure of special items. We are providing draft language for your review of our special items disclosures in Management’s Discussion and Analysis and the Notes to the Consolidated Financial Statements. As you will note from the detailed responses set forth below, we have carefully considered the comments of the Staff and have made every effort to provide the additional information requested. Please feel free to contact me if you have any questions.
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
In future filings, our disclosure in Management’s Discussion and Analysis (for all years presented) will be substantially consistent with the following presentation, which uses the 2005 10-K information:
Special Items, Net of Taxes (Includes Special Items and Provisions, Net Included in Operating Income and Other Non-Operating Significant Items Affecting Comparability of Results)
     Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations there is disclosure and discussion of what management believes to be special items. Special items include those operating and non-operating items that management believes should be separately disclosed to assist in the understanding of the financial performance of the Company and the comparability of its results. Such special items are primarily unpredictable and atypical of the Company’s operations in a given period. In certain instances, certain transactions such as restructuring costs, asset impairment charges, certain asset disposals, certain legal matters, early debt extinguishment costs or certain tax items are reflected as special items or other non-operating significant items as they are not considered to be representative of the normal course of business. Additionally, environmental provisions and recoveries are included due to their nature and the impact of these amounts on comparison between periods. We believe consistent identification, disclosure and discussion of such items, both favorable and unfavorable, provide additional information to assess the quality of our performance and our earnings or losses. In addition, management measures the performance of its reportable segments excluding special items. This supplemental information is not a substitute for any U.S. generally accepted accounting principles (GAAP) measure and should be evaluated within the

CONFIDENTIAL
context of our U.S. GAAP results. The tax impacts of the special items or other non-operating significant items were determined at the marginal effective tax rate of the appropriate taxing jurisdiction, including provision for a valuation allowance, if warranted. Any reference in the supplemental information to earnings, losses or results excluding special items or before special items is a reference to a non-GAAP measure that may not be comparable to similarly titled measures reported by other companies.
Note: Supplemental Data
     The following table summarizes consolidated net income, special items, and the resultant net income excluding these special items, net of taxes for the years 2005, 2004 and 2003:

($ in millions)
	2005	2004	2003

Net income	$1,556.4	1,046.3	94.8
Special items, net of taxes	(54.1)	(50.4)	46.7

Net income excluding special items (after taxes)	$1,610.5	1,096.7	48.1

CONFIDENTIAL
Note: Supplemental Data
     The following table summarizes the special items for the year ended December 31, 2005 (refer to Note 4, Special Items and Provisions, Net, for further discussion of special items and provisions, net, included in operating income):

($ in millions except per share data)
			$/Share
Consolidated Statement of Income Line Item	Pre-tax	After-tax	After-tax

Special items and provisions, net (included in operating income):
PDMC (see Business Segment disclosure)	$(447.3)	(342.4)	(3.38)

PDI (see Business Segment disclosure)	(18.6)	(14.2)	(0.14)

Corporate and Other —
Environmental provisions, net	(75.4)	(57.6)	(0.57)
Environmental insurance recoveries, net	2.1	1.6	0.02
Sale of non-core real estate	11.2	8.5	0.08
Historical legal matters	4.9	4.6	0.05

	(57.2)	(42.9)	(0.42)

Special items and provisions, net (included in operating income)	(523.1)	(399.5)	(3.94)

Other non-operating significant items affecting comparability of results:
Early debt extinguishment costs	(54.0)	(41.3)	(0.41)

Gain on sale of cost-basis investment	438.4	388.0	3.83

Change in interest gains:
Cerro Verde stock issuance	159.5	172.9	1.71
Ojos del Salado stock issuance	8.8	8.8	0.09

	168.3	181.7	1.80

Provision for taxes on income (A):
Foreign dividend taxes	—	(88.1)	(0.87)
Tax on unremitted foreign earnings	—	(43.1)	(0.43)
Tax charge associated with minimum pension liability reversal	—	(23.6)	(0.23)
Reversal of U.S. deferred tax asset valuation allowance	—	4.0	0.04
Reversal of PD Brazil deferred tax asset valuation allowance	—	11.9	0.12

	—	(138.9)	(1.37)
	— (138.9) (1.37)
Minority interests in consolidated subsidiaries (B):
Tax on unremitted foreign earnings	—	8.6	0.08

Total (included in continuing operations)	29.6	(1.4)	(0.01)

Discontinued operations (C):
Loss on disposal of Columbian Chemicals	(5.8)	(5.0)	(0.05)
Goodwill impairment charge	(89.0)	(67.0)	(0.66)
Transaction and dividend taxes	—	(7.6)	(0.08)
Deferred income tax benefit	—	37.0	0.37

	(94.8)	(42.6)	(0.42)

Cumulative effect of accounting change	(13.5)	(10.1)	(0.10)

	$(78.7)	(54.1)	(0.53)

(A)	Provision for taxes on income of $577.0 million, as reflected in the Consolidated Statement of Income for the year ended December 31, 2005, included other amounts that have not been separately disclosed as special items, as these amounts are typical and representative of the normal course of the Company’s business in a given period.

(B)	Minority interests in consolidated subsidiaries of $190.4 million, as reflected in the Consolidated Statement of Income for the year ended December 31, 2005, included other amounts that have not been separately disclosed as special items, as these amounts are typical and representative of the normal course of the Company’s business in a given period.

(C)	Loss from discontinued operations of $17.4 million, as reflected on the Consolidated Statement of Income for the year ended December 31, 2005, included the operating results of Columbian Chemicals of $25.2 million that has not been separately disclosed as special items.

CONFIDENTIAL
     Refer to Note 4, Special Items and Provisions, Net, for a discussion of the special items and provisions, net, included in operating income.
     Following is a discussion of other non-operating significant items affecting the comparability of results for continuing and discontinued operations for the year ended December 31, 2005:
     Early debt extinguishment costs. In the 2005 third quarter, a $54.0 million charge ($41.3 million after-tax) was recognized for early debt extinguishment costs. (Refer to Note 14, Debt and Other Financing, for further discussion.)
     Gain on sale of cost-basis investment. In the 2005 second quarter, a pre-tax gain of $438.4 million ($388.0 million after-tax) was recognized from the sale of our common shares of Southern Peru Copper Corporation (SPCC). On June 9, 2005, the Company entered into an Underwriting Agreement with Citigroup Global Markets, Inc., UBS Securities LLC, SPCC, Cerro Trading Company, Inc. and SPC Investors, LLC, and on June 15, 2005, pursuant to the Underwriting Agreement, the Company sold all of its SPCC common shares to the underwriters for a net purchase price of $40.635 per share (based on a market purchase price of $42.00 per share less underwriting fees).
     Change in interest gains. In the 2005 second quarter, our Cerro Verde copper mine in Peru completed a general capital increase transaction. The transaction resulted in SMM Cerro Verde Netherlands B.V. (Sumitomo) acquiring an equity position in Cerro Verde totaling 21.0 percent. In addition, Compañía de Minas Buenaventura S.A.A. (Buenaventura) increased its ownership position in Cerro Verde to 18.2 percent. The remaining minority shareholders own 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Phelps Dodge’s ownership interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. In connection with the transaction, Cerro Verde issued 122.7 million of its common shares at $3.6074 per share to Sumitomo, Buenaventura and the remaining minority shareholders, and received $441.8 million in cash (net of $1.0 million of expenses). This stock issuance transaction resulted in a pre-tax gain of $159.5 million ($172.9 million after-tax) associated with our change of ownership interest. The $13.4 million tax benefit related to this transaction included a reduction in deferred tax liabilities ($16.1 million) resulting from the recognition of certain book adjustments to reflect the dilution of our ownership interest, partially offset by taxes charged ($2.7 million) on the transfer of stock subscription rights to Buenaventura and Sumitomo. The inflow of capital from Buenaventura and Sumitomo will be used as partial financing for the approximate $850 million expansion project to mine a primary sulfide ore body beneath the leachable ore body currently in production at Cerro Verde.
     In the 2005 fourth quarter, SMMA Candelaria acquired an equity position in Ojos del Salado totaling 20 percent and reducing Phelps Dodge’s ownership interest to 80 percent from 100 percent. In connection with the transaction, Ojos del Salado issued 2,500 of its Series B Preferential Stock (Series B Common Shares) at $10,000 per share to SMMA Candelaria, Inc. and received $24.8 million in cash (net of $0.2 million in expenses). The stock issuance transaction resulted in a gain of $8.8 million (before and after taxes) associated with our change in ownership interest.
     Provision for taxes on income. Following are special items and provisions, recorded in the Company’s provision for taxes on income for the year ended December 31, 2005:
     Foreign dividend taxes of $88.1 million was recognized in 2005, consisting of tax expense of $2.4 million for U.S. taxes incurred with respect to dividends received from Cerro Verde and $85.7 million for U.S. and foreign taxes incurred with respect to dividends received from certain South American operations in 2005 and early January 2006.
     Tax on unremitted foreign earnings of $43.1 million was recognized in the 2005 fourth quarter at our 80 percent-owned Candelaria copper mine.
     Tax expense of $23.6 million was recognized in connection with the funding of the minimum pension liability associated with our U.S. qualified pension plans.
     A tax benefit of $4.0 million was recognized for the reversal of the valuation allowance associated with U.S. deferred tax assets that are expected to be realized after 2005, and a tax benefit of $11.9 million was recognized for the reversal of the valuation allowance associated with deferred tax assets at our Brazilian wire and cable operation that are expected to be realized after 2005.

CONFIDENTIAL
     (Refer to Provision for Taxes on Income on page 76 and Note 7, Income Taxes, for further discussion of the Company’s provision for taxes on income.)
     Minority interests in consolidated subsidiaries. Minority interests in consolidated subsidiaries reflected a gain of $8.6 million associated with tax on unremitted foreign earnings at our 80 percent-owned Candelaria copper mine. (Refer to Note 7, Income Taxes, for further discussion.)
     Discontinued operations. In the 2005 fourth quarter, we recognized net charges of $94.8 million ($42.6 million after-tax and net of minority interests) in discontinued operations associated with the sale of Columbian Chemicals. The charges were comprised of a goodwill impairment charge of $89.0 million ($67.0 million, after-tax and net of minority interests) to reduce the carrying value of Columbian to its estimated fair value less costs to sell, a loss on disposal of $5.8 million ($5.0 million after-tax) associated with transaction and employee-related costs, and taxes of $7.6 million associated with the sale and dividends paid in 2005; partially offset by a deferred income tax benefit of $37.0 million. (Refer to Discontinued Operations and Assets Held for Sale on page 73 and Note 3, Discontinued Operations and Assets Held for Sale, for further discussion.)
     Cumulative effect of accounting change. A $13.5 million charge ($10.1 million after-tax) was recorded for the cumulative effect of an accounting change due to the adoption of FIN 47. (Refer to Cumulative Effect of Accounting Change on page 76 and Note 1, Summary of Significant Accounting Policies, under New Accounting Pronouncements, for further discussion.)
Note 4. Special Items and Provisions, Net
In future filings, our disclosure in the Notes to the Consolidated Financial Statement (for all years presented) will reflect only the items that appear on the income statement line item of special items and provision. The footnote disclosure will be substantially consistent with the following presentation, which uses the 2005 10-K information:
4. Special Items and Provisions, Net
     Following is supplemental information regarding special items and provisions, net, included in operating income that management believes should be separately disclosed to assist in the understanding of the financial performance of the Company and the comparability of its results. This supplemental information is not a substitute for any U.S. GAAP measure. Such special items and provisions are primarily unpredictable and atypical of the Company’s operations in a given period. In certain instances, certain transactions such as restructuring costs, asset impairment charges, certain asset disposals or certain legal matters are reflected as special items as they are not considered to be representative of the normal course of business. Additionally, environmental provisions and recoveries are included due to their nature and the impact of these amounts on comparison between periods. In addition, management measures the performance of its reportable segments excluding special items. The tax impacts of the special items were determined at the marginal effective tax rate of the appropriate taxing jurisdiction, including provision for a valuation allowance, if warranted.

CONFIDENTIAL
     The following table summarizes the pre-tax special items and provisions, net, included in operating income for the year ended December 31, 2005:

($ in millions)

PDMC —
Asset impairment charges	$(424.6)
Environmental provisions, net	(35.7)
Environmental insurance recoveries, net	(1.5)
Historical legal matters	14.5

(447.3)

PDI —
Environmental provisions, net	(2.2)
Restructuring programs/closures	(0.7)
Asset impairment charges	(2.5)
Sale of North American magnet wire assets:
Asset impairment charges	(5.4)
Employee and transaction costs	(7.8)

(18.6)

Corporate and Other —
Environmental provisions, net	(75.4)
Environmental insurance recoveries, net	2.1
Sale of non-core real estate	11.2
Historical legal matters	4.9

(57.2)

$(523.1)

     In the 2005 second quarter, PDMC recorded special charges for asset impairments of $419.1 million ($320.9 million after-tax) at the Tyrone and Cobre mines, Chino smelter and Miami refinery. On June 1, 2005, the Company’s board of directors approved expenditures of $210 million to construct a concentrate-leach, direct-electrowinning facility at the Morenci copper mine, and to restart its concentrator, which had been idle since 2001. The concentrate-leach facility will utilize Phelps Dodge’s proprietary medium-temperature, pressure leaching and direct-electrowinning technology that has been demonstrated at our Bagdad, Arizona, copper mine. The concentrate-leach, direct-electrowinning facility is expected to be in operation by mid-2007, with copper production projected to be approximately 150 million pounds per year. Concentrate-leach technology, in conjunction with a conventional milling and flotation concentrator, allows copper in sulfide ores to be transformed into copper cathode through efficient pressure leaching and electrowinning processes instead of smelting and refining. Historically, sulfide ores have been processed into copper anodes through a smelter. This decision had consequences for several of our other southwest U.S. copper operations, resulting in the impairment of certain assets.
     With future Morenci copper concentrate production being fed into the concentrate-leach facility, the operating smelter in Miami, Arizona, will be sufficient to treat virtually all remaining concentrate expected to be produced by Phelps Dodge at our operations in the southwestern United States. Accordingly, the Chino smelter located near Hurley, New Mexico, which had been on care-and-maintenance status since 2002, was permanently closed and demolition initiated. With the closing of the Chino smelter, we have unnecessary refining capacity in the region. Because of its superior capacity and operating flexibility, our refinery in El Paso, Texas, will continue to operate. The El Paso refinery is more than twice the size of our refinery in Miami, Arizona, and has sufficient capacity to refine all anodes expected to be produced from our operations in the southwestern United States given the changes brought by the above-mentioned Morenci project. Accordingly, the Miami refinery, which had been on care-and-maintenance status since 2002, was permanently closed. As a result of the decision to close the Chino smelter and the Miami refinery, we recorded asset impairment charges during the 2005 second quarter of $89.6 million ($68.6 million after-tax) and $59.1 million ($45.2 million after-tax), respectively, to reduce the related carrying values of these properties to their respective salvage values.
     The steps being taken at Morenci also impacted our Tyrone and Cobre mines in New Mexico. The Tyrone mine had been partially curtailed since 2003, while activities at the Cobre mine were suspended in 1999, with the exception of limited activities. Future economics of these mines will be affected by significantly higher acid costs resulting from

CONFIDENTIAL
their inability to obtain low-cost acid from the Chino smelter. These factors caused Phelps Dodge to reassess the recoverability of the long-lived assets at both the Tyrone and Cobre mines. This reassessment, which was based on an analysis of cash flows associated with the related assets, indicated that the assets were not recoverable and that asset impairment charges were required.
     Tyrone’s impairment of $210.5 million ($161.2 million after-tax) primarily resulted from fundamental changes to its life-of-mine (LOM) cash flows mostly due to higher than expected acid costs and the decision to accelerate reclamation of portions of stockpiles around the mine perimeter. The impact of these assumptions increased costs and decreased Tyrone’s copper ore reserves by approximately 155 million pounds, or 14 percent. The following table summarizes the reduction in reserves and higher cost of delivered acid for Tyrone included in the 2005 second quarter impairment analysis and the then-current LOM plan:

		June
	2004	2005	Reduction
Leach ore (in million tons)	275	242	33
Grade	0.31%	0.31%	—
Saleable copper (in million pounds)	1,073	918	155

	2004	2005	Increase
Delivered acid costs:
Per ton*	$31	51	20
In millions	$61	90	29

*	Represents the blended cost of internally-sourced acid and acid obtained from third-party sources.
     Cobre’s impairment of $59.9 million ($45.9 million after-tax) primarily resulted from projected higher acid, external smelting and freight costs. Previously, Cobre’s operating plan was based on lower-cost acid from the Chino smelter. However, upon the decision to close the Chino smelter, the long-term operating plan reflected that Cobre would have to obtain acid from third-party sources (an increase from approximately $25 per ton to $60 per ton). Additionally, the closure of the Chino smelter would require Cobre to transport its concentrates longer distances to the Miami smelter at approximately $23 per ton and overseas to third parties at approximately $85 per ton for processing versus concentrate freight charges of approximately $15 per ton transported to the Chino smelter. In addition, as a result of the Chino smelter being permanently closed, the charges reflected estimated higher restart and operating costs of running the Cobre mill. Additionally, the cost for building a tailing pipeline from Cobre to the Chino mine has increased based upon a recent detailed engineering evaluation recommending (i) extending the pipeline an additional nine miles, (ii) adding a new thickener and booster pump station and (iii) a larger pipe size. The higher estimated restart and operating costs associated with running the Cobre mill and the increased costs for building a tailing pipeline from Cobre to the Chino mine was used only for our analysis of projected cash flows and resulted in the Cobre millable reserves no longer being economical at our long-term copper price and costs forecasts. Accordingly, the current development plan does not include the operation of the Cobre mill.
     In addition, during the 2005 fourth quarter, PDMC recorded an asset impairment charge of $5.5 million ($4.2 million after-tax) at our El Paso, Texas, precious metals plant, which was temporarily closed in 2002. Due to the Company’s inability to find an economical alternative, the plant was permanently closed, which resulted in an impairment charge to write off the plant’s assets.
     On November 15, 2005, Phelps Dodge entered into an agreement to sell substantially all of its North American magnet wire assets to Rea Magnet Wire Company, Inc. In connection with the transaction, we recognized charges of $13.2 million ($10.7 million after-tax) in the 2005 fourth quarter. These charges consisted of an asset impairment charge of $5.4 million ($4.8 million after-tax) to reduce the carrying value of the assets to their fair value less costs to sell, and transaction and employee-related costs of $7.8 million ($5.9 million after-tax). The employee-related costs included $6.5 million ($4.9 million after-tax) for early retirement benefits and $0.5 million ($0.4 million after-tax) for severance benefits. (Refer to Note 3, Discontinued Operations and Assets Held for Sale, for further discussion.)
     In addition, during 2005, Phelps Dodge Magnet Wire recognized impairment charges of $2.1 million ($1.6 million after-tax) at its El Paso, Texas, magnet wire facility and $0.4 million ($0.3 million after-tax) at its Laurinburg, North Carolina, magnet wire facility. The amounts of these asset impairment charges were determined through an assessment of fair market value based on projected cash flows.

CONFIDENTIAL
     During 2005, a net charge of $0.7 million (gain of $0.1 million after-tax) was recognized for Phelps Dodge Magnet Wire’s restructuring programs and facility closures announced in 2004.
     During 2005, net charges for environmental provisions of $113.3 million ($86.4 million after-tax) were recognized for closed facilities and closed portions of operating facilities. (Refer to Note 21, Contingencies, for further discussion of environmental matters.)
     Net insurance recoveries of $0.6 million ($0.4 million after-tax) were received in 2005 from settlements reached with several insurance carriers on historical environmental liability claims.
     During 2005, a net gain of $19.4 million ($15.6 million after-tax) was recognized for legal matters. These included $16.2 million ($12.3 million after-tax) of net settlements on historical legal matters, a $3.6 million (before and after taxes) adjustment related to an historical Cyprus Amax Minerals Company lawsuit, a net settlement of $1.2 million ($0.9 million after-tax) reached with one of our insurance carriers associated with potential future legal matters and a charge of $1.6 million ($1.2 million after-tax) for future legal matters.
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     Phelps Dodge acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its 2005 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     As noted above, we would be pleased to respond to any further questions you or other members of the Staff may have.

Sincerely,

/s/ S. David Colton
S. David Colton